Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three Months				Nine Months
	Ended September 30,				Ended September 30,
	2015		2014		2015		2014

Net loss		$(216)		$(1,421)		$(803)		$(4,653)
Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%
Net income (loss) allocable to Class A Unit Holders		$(216)		$(1,421)		$(803)		$(4,653)
Weighted average Class A Units outstanding		11,100		11,100		11,100		10,625
Net loss per Class A Unit		$(0.02)		$(0.13)		$(0.07)		$(0.44)